Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-205774

September 8, 2017

Pricing Term Sheet

September 8, 2017

Discovery Communications, LLC

£400,000,000 2.500% Senior Notes due 2024

Issuer:	Discovery Communications, LLC

Guarantor:	Discovery Communications, Inc.

Security Type / Format:	Senior Notes / SEC Registered

Aggregate Principal Amount Offered:	£400,000,000

Maturity Date:	September 20, 2024

Coupon:	2.500%

Benchmark Security:	UKT 2.750% due September 2024

Benchmark Security Spot and Yield:	114.296 / 0.654%

Spread to Benchmark Security:	+185 bps

Yield to Maturity:	2.504%

Price to Public (Issue Price):	99.875%

Underwriting Discount:	0.630%

Interest Payment Dates:	September 20 of each year, beginning September 20, 2018

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-whole Call:	30 basis points (prior to June 20, 2024)

Par Call:	On or after June 20, 2024

Special Mandatory Redemption:	If the Scripps merger is not consummated on or prior to August 30, 2018, or if, prior to such date, the merger agreement for such acquisition is terminated, then, in either case, the notes will be redeemed at a special mandatory redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date.

Change of Control:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the notes as described under “Make-whole Call” or “Par Call” or has redeemed certain series of the notes as described under “Special Mandatory Redemption”, each holder of such series of notes will have the right to require the Issuer to repurchase such Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	September 8, 2017

Settlement Date:	September 21, 2017 (T+9)

Listing:	Discovery Communications LLC intends to apply to the Irish Stock Exchange for the senior notes to be admitted to the Official List and trading on the Global Exchange Market.

ISIN/Common Code:	XS1684268524 / 168426852

Ratings*:	Baa3 (stable) Moody’s Investors Service, Inc. BBB- (negative) Standard & Poor’s Ratings Services BBB- (stable) Fitch Ratings Ltd.

Bookrunners:	Goldman Sachs & Co. LLC Citigroup Global Markets Limited Credit Suisse Securities (Europe) Limited BNP Paribas RBC Europe Limited

Co-Managers:

Barclays Bank PLC
Merrill Lynch International
Mizuho International plc
MUFG Securities EMEA plc

Scotiabank Europe plc

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities International Limited
Deutsche Bank AG, London Branch

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the senior notes will be made to investors on or about September 21, 2017 which will be the ninth business day following the date of this pricing term sheet (such settlement being referred to as “T+9”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the senior notes prior to the second business day before the date of delivery of the senior notes hereunder will be required, by virtue of the fact that the senior notes initially settle in T+9, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement Purchasers of the senior notes who wish to trade the senior notes prior to the second business day before the date of delivery of the senior notes hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC by telephone toll free at 1-866-471-2526; Citigroup Global Markets Limited by telephone toll free at 1-800-831-9146; or Credit Suisse Securities (Europe) Limited by telephone toll free at 1-800-221-1037.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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